THE BERWYN FUNDS
                                   Berwyn Fund
                               Berwyn Income Fund
                             Berwyn Cornerstone Fund

--------------------------------------------------------------------------------
Shareholder Services                                      www.theberwynfunds.com
  (800) 992-6757



April 21, 2006
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:     The Berwyn Funds (the "Trust")
             File Nos. 811-04963; 33-14604
             Response to Commission's Comments on Post-Effective Amendment
               No. 24 on Form N-1A

Ladies and Gentlemen:

     Ms. Linda Stirling of the Commission's staff recently contacted us to provide comments on Post-Effective Amendment No. 24 to the Trust's registration statement on Form N-1A. The following are the comments provided and the Trust's response to each:

PROSPECTUS
----------

     1. Clarify whether small company risk is truly a principal risk applicable to the Berwyn Income Fund. The Prospectus states that the Berwyn Income Fund will invest only in stocks of dividend-paying companies and the staff notes that it believes small-cap companies typically do not pay dividends.

RESPONSE: We believe that the small-cap company risk disclosure is appropriate as stated in the Prospectus. While the Fund limits its investments in common stocks to 30% of it net assets, the Fund may invest a significant portion of those investments in the stocks of companies that the Adviser considers to be "small-cap," and approximately 32% of the common stocks that it holds currently are issued by "small-cap" companies.

-----------------------------------------------------------------------------------------------------------
 Distributed by Ultimus Fund Distributors, LLC    P.O. Box 46707   Cincinnati, Ohio 45246   1-800-992-6757

     2. Disclose the risks of investing in mid-cap companies with respect to the Berwyn Cornerstone Fund.

RESPONSE: There remains brief disclosure regarding the risks of investing in mid-cap companies in the "Principal Risks" section on pages 22-23 of the Prospectus, and the Fund has added the following additional risk disclosure on page 32 of the Prospectus:

     "MID-CAP COMPANY INVESTMENT RISK includes the general risks of investing in equity securities such as market, economic and business risk that cause their prices to fluctuate over time. Historically, securities of mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Among the reasons for the greater price volatility of these securities are the lower degree of liquidity in the markets for such stocks and the potentially greater sensitivity of such mid-cap companies to changes in, or failure of, management and to other changes in competitive, business, industry and economic conditions, including risks associated with more limited production, markets, management depth, or financial resources than larger companies."

     3. Clarify whether the Funds only invest in iShares, or whether they are permitted to invest in other exchange traded funds ("ETFs"). If the Funds may invest in other ETFs, please revise the disclosure throughout the Prospectus and SAI which states that ETFs are open-end investment companies, because many are closed-end investment companies.

RESPONSE: Because the Funds may invest in other ETFs, the disclosure relating to ETFs has been corrected throughout the Prospectus and SAI.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

     4. Revise the discussion of potential conflicts of interest in the "Investment Management Committee" section to delete statements to the effect that the Advisor does not believe any material conflicts of interest exist and, rather than minimizing the risks, provide a full discussion of the risks and any procedures that are in place to address those risks.

RESPONSE: We have revised the discussion of potential conflicts of interest as requested to read as follows:

     "The Advisor has other advisory clients which include individuals, trusts, pension and profit sharing plans and pooled investment vehicles, some of which have investment objectives that are similar to the Funds' investment objectives. Therefore, certain conflicts of interest exist as a result of the Investment Management Committee members managing the Funds and managing the other accounts noted above.

     There will be times when an Investment Management Committee member may recommend purchases and/or sales of the same portfolio securities for one or more of the Funds and/or the Advisor's other clients. Simultaneous transactions could adversely affect the ability of a Fund to obtain or dispose of the full amount of a security which it seeks to purchase or sell or the price at which such security can be purchased or sold and there may also exist certain conflicts of interest with respect to allocation of the Investment Management Committee's time and resources. To address any existing or potential conflicts of interest, the Advisor has adopted certain policies and procedures. Such policies require the Advisor to allocate purchases and sales among the Funds and its other clients in a manner which the Advisor deems equitable, taking into consideration such factors as size of accounts, concentration of holdings, investment objectives, tax status, cash availability, purchase costs, holding periods and other pertinent factors relative to each account. These policies are designed to ensure equitable treatment of all accounts and to protect the Funds from disparate treatment due to any conflicts of interest. In addition, procedures are in place to monitor personal trading by the Investment Management Committee members to ensure that the interests of the Advisor's clients come first."

     We acknowledge that:

o the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your comments. Please contact the undersigned at 513-587-3451 if you have any questions.


Very truly yours,

/s/ Cassandra W. Borchers

Cassandra W. Borchers
Assistant Secretary